Western Copper Corporation

Consolidated Financial Statements
September 30, 2008
(Unaudited - expressed in Canadian dollars)

Western Copper Corporation
Consolidated Balance Sheets (unaudited)

(expressed in Canadian dollars)

	September 30,	December 31,
	2008	2007
	$	$

ASSETS

CURRENT ASSETS

Cash and cash equivalents	16,460,243	23,726,947
Other receivables	97,911	116,734
Prepaid expenses	39,080	55,076

	16,597,234	23,898,757

PROPERTY AND EQUIPMENT (note 4)	63,649	63,273

MINERAL PROPERTIES (note 5)	64,047,426	57,194,181

	80,708,309	81,156,211

LIABILITIES

CURRENT LIABILITIES

Accounts payable and accrued liabilities	1,501,448	907,825

FUTURE INCOME TAX	10,310,549	10,310,549

	11,811,997	11,218,374

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (note 6)	71,951,130	71,883,630

CONTRIBUTED SURPLUS (note 6)	22,542,151	22,091,594

DEFICIT	(25,596,969)	(24,037,387)

	68,896,312	69,937,837

	80,708,309	81,156,211

Commitments (notes 5 and 8)

A pproved by the Board of Directors

‘Robert J. Gayton’	Director	‘Klaus Zeitler’	Director

The accompanying notes are an integral part of these financial statements.

Western Copper Corporation
Consolidated Statements of Loss, Comprehensive Loss, and Deficit (unaudited)

(expressed in Canadian dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
	$	$	$	$

EXPLORATION	-	-	-	2,512,439

ADMINISTRATIVE EXPENSES
Accounting and legal	87,962	85,183	297,877	332,886
Office and administration	442,044	532,036	1,418,287	1,654,666
Promotion and travel	106,826	81,901	261,738	526,607
Regulatory and filing fees	16,580	3,865	71,605	78,471

	653,412	702,985	2,049,507	2,592,630

LOSS BEFORE OTHER ITEMS	653,412	702,985	2,049,507	5,105,069

OTHER ITEMS
Interest income	(129,718)	(318,995)	(510,952)	(994,800)
Foreign exchange	6,809	1,077	21,027	10,382

LOSS AND COMPREHENSIVE
LOSS FOR THE PERIOD	530,503	385,067	1,559,582	4,120,651

DEFICIT – BEGINNING OF PERIOD	25,066,466	24,547,005	24,037,387	20,811,421

DEFICIT – END OF PERIOD	25,596,969	24,932,072	25,596,969	24,932,072

BASIC AND DILUTED LOSS PER
COMMON SHARE	0.01	0.01	0.02	0.06

WEIGHTED AVERAGE NUMBER
OF COMMON SHARES
OUSTANDING	72,819,036	72,729,906	72,792,941	72,394,243

The accompanying notes are an integral part of these financial statements.

Western Copper Corporation
Consolidated Statements of Cash Flow (unaudited)

(expressed in Canadian dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
	$	$	$	$
Cash flows provided by (used in)
OPERATING ACTIVITIES
Loss for the period	(530,503)	(385,067)	(1,559,582)	(4,120,651)
Items not affecting cash
Amortization	9,925	8,794	27,323	26,105
Stock-based compensation (note 7)	110,344	203,015	330,414	721,688
	120,269	211,809	357,737	747,793
Change in non-cash working capital items	52,515	40,046	45,635	(257,981)
	(357,719)	(133,212)	(1,156,210)	(3,630,839)
FINANCING ACTIVITIES
Exercise of stock options	-	12,800	500	447,700
	-	12,800	500	447,700
INVESTING ACTIVITIES
Decrease in short-term investments	-	-	-	34,791,988
Mineral property expenditures	(1,681,572)	(3,997,242)	(6,083,295)	(7,574,591)
Acquisition of Property and Equipment	(27,699)	-	(27,699)	-
	(1,709,271)	(3,997,242)	(6,110,994)	27,217,397
Increase (decrease) in cash and cash equivalents	(2,066,990)	(4,117,654)	(7,266,704)	24,034,258
Cash and cash equivalents - Beginning of period	18,527,233	30,441,934	23,726,947	2,290,022
Cash and cash equivalents - End of period	16,460,243	26,324,280	16,460,243	26,324,280

The accompanying notes are an integral part of these financial statements.

Western Copper Corporation
Consolidated Statements of Shareholders’ Equity (unaudited)
(expressed in Canadian dollars)

	Share Capital
			Contributed		Shareholders’
	Number of	Amount	surplus	Deficit	equity
	shares	$	$	$	$

Balance – December 31, 2006	71,524,036	69,913,797	22,455,594	(20,811,421)	71,557,970

Exercise of stock options	1,245,000	447,700	-	-	447,700

Transfer of value on exercise of
stock options	-	1,522,133	(1,522,133)	-	-

Stock-based compensation	-	-	1,158,133	-	1,158,133

Loss and comprehensive loss	-	-	-	(3,225,966)	(3,225,966)

Balance – December 31, 2007	72,769,036	71,883,630	22,091,594	(24,037,387)	69,937,837

Exercise of stock options	50,000	500	-	-	500

Transfer of value on exercise of
stock options	-	67,000	(67,000)	-	-

Stock-based compensation	-	-	517,557	-	517,557

Loss and comprehensive loss	-	-	-	(1,559,582)	(1,559,582)

Balance – September 30, 2008	72,819,036	71,951,130	22,542,151	(25,596,969)	68,896,312

Western Copper Corporation
Notes to the Consolidated Financial Statements (unaudited)
September 30, 2008

(expressed in Canadian dollars)

1	Nature of operations

Western Copper Corporation (“Western Copper” or the “Company”) is an exploration stage company that is directly engaged in exploration and development of mineral properties in Mexico and Canada. The recoverability of the amounts shown for mineral property is dependent upon the existence of economically recoverable reserves and the Company’s ability to secure and maintain title and beneficial interest in the properties, to obtain the necessary financing to continue the exploration and future development of the properties, or to realize the carrying amount through a sale.

2	Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for the preparation of interim statements. Accordingly, these interim statements do not contain all the information required for annual financial statements and should be read in conjunction with the audited annual consolidated financial statements of Western Copper Corporation as at, and for the year ended, December 31, 2007. These consolidated financial statements follow the same accounting policies and methods of application as the December 31, 2007 audited annual consolidated financial statements of Western Copper Corporation, except as described in note 3.

3	Change in accounting policies

	a)	Section 1400 – Going Concern

This section has been amended to include requirements for management to assess an entity’s ability to continue as a going concern. Financial statements shall be prepared on a going concern basis unless management either intends to liquidate the entity or to cease trading, or has no realistic alternative but to do so. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity's ability to continue as a going concern, those uncertainties shall be disclosed.

	b)	Section 1535 – Capital Disclosures

This section establishes standards for disclosing information about an entity's capital and how it is managed. Under this standard the Company is required to disclose the following:

		•	qualitative information about its objectives, policies and processes for managing capital;
		•	summary quantitative data about what it manages as capital;
		•	whether during the period it complied with any externally imposed capital requirements to which it is subject; and
		•	when the company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

Disclosures required by this section are included in note 6(c).

Western Copper Corporation
Notes to the Consolidated Financial Statements (unaudited)
September 30, 2008

(expressed in Canadian dollars)

c)	Section 3862 – Financial Instruments, Disclosures

This section requires entities to provide disclosure of quantitative and qualitative information in their financial statements that enable users to evaluate (a) the significance of financial instruments for the entity's financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and management’s objectives, policies and procedures for managing such risks. Entities are required to disclose the measurement basis or bases used, and the criteria used to determine classification for different types of instruments.

Disclosures required by this section are included in note 11.

d)	Section 3863 – Financial Instruments – Presentation

This section establishes standards for presentation of financial instruments and non-financial derivatives.

Disclosures required by this section are included in note 11.

4	Property and equipment

		September 30, 2008

Description		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Computer equipment	69,634	56,685	12,949
Furniture and equipment	24,486	16,201	8,285
Leasehold improvements	63,203	47,356	15,847
Vehicle	27,699	1,131	26,568

	185,022	121,373	63,649

		December 31, 2007

Description		Accumulated	Net book
	Cost	amortization	value
	$	$	$

Computer equipment	69,634	46,496	23,138
Furniture and equipment	24,486	12,474	12,012
Leasehold improvements	63,203	35,080	28,123

	157,323	94,050	63,273

Western Copper Corporation
Notes to the Consolidated Financial Statements (unaudited)
September 30, 2008

(expressed in Canadian dollars)

5	Mineral properties

	Canada				Mexico

	Yukon		British	Northwest	Chihuahua
			Columbia	Territories

	Carmacks	Casino	Hushamu	Redstone	Sierra	Total
					Almoloya
	$	$	$	$	$	$

December 31, 2006	4,300,000	13,855,048	16,160,487	11,872,658	319,306	46,507,499

Exploration	3,409,127	252,926	1,656,386	9,000	-	5,327,439
Design engineering	2,061,512	-	-	-	-	2,061,512
Engineering studies	93,186	262,101	-	-	-	355,287
Permitting	315,728	-	6,020	-	-	321,748
Metallurgical testing	237,964	193,225	1,525	-	-	432,714
Option payment	-	1,000,000	60,000	-	-	1,060,000
Advance royalty	100,000	-	-	-	-	100,000
Claims maintenance	-	6,205	15,862	106,147	17,250	145,464
Salary and wages	300,956	123,325	52,525	11,875	-	488,681
Stock-based
compensation	175,317	56,696	32,383	7,985	-	272,381
Future income tax	75,136	24,298	2,953	11,676	7,393	121,456

December 31, 2007	11,068,926	15,773,824	17,988,141	12,019,341	343,949	57,194,181

Exploration	72,150	944,391	2,504		193	1,019,238
Design engineering	1,916,186	-		-	-	1,916,186
Engineering studies	884,280	-	-	-	-	884,280
Permitting	362,493	813,282		-	-	1,175,775
Metallurgical testing	88,207		314,376	-	-	402,583
Mine equipment	230,837	-		-	-	230,837
Camp assets	-	236,034	-	-	-	236,034
Option payment	-	-	-	80,000	-	80,000
Advanced royalty	100,000	-		-	-	100,000
Claims maintenance	12,911	4,234	1,060	116,462	61,052	195,719
Salary and wages	169,700	236,000	11,250	8,500	-	425,450
Stock-based
compensation	90,148	93,324	1,383	2,288	-	187,143

September 30, 2008	14,111,558	19,299,745	18,084,338	12,146,784	405,001	64,047,426

Western Copper Corporation
Notes to the Consolidated Financial Statements (unaudited)
September 30, 2008

(expressed in Canadian dollars)

a)	Carmacks (100% - Yukon, Canada)

The Carmacks Copper Project is an oxide copper deposit, with a small gold component, which is located in the Yukon Territory, Canada. A feasibility study completed in 2007 supports the development of an open pit mine with crushing, sulphuric acid heap leaching, solvent extraction and electrowinning processing to produce cathode copper.

Any production from the Carmacks Copper Project is subject to either a 15% net profits interest or a 3% net smelter royalty, at Western Copper’s election. If Western Copper elects the net smelter royalty, it has the right to purchase the royalty for $2.5 million, less any advance royalty payments made to that date. The Company is required to make an advance royalty payment of $100,000 for any year in which the average daily copper price reported by the London Metal Exchange is US$1.10 per pound or greater. As at September 30, 2008, Western Copper has made $500,000 in advance royalty payments. The advanced royalty relating to the current year has been accrued.

In 2001, the Carmacks Copper Project was written down to its estimated fair value based on feasibility study information available and what management believed the property could be sold for at that time. In April 2007, Western Copper released the results of its updated feasibility study on the Carmacks Copper Project.

Western Copper expensed all ongoing costs related to exploration of the Carmacks Copper Project prior to the release of the results of the updated feasibility study. Since the release of the feasibility study, the Company has been capitalizing costs incurred on the project.

b)	Casino (100% - Yukon, Canada)

The Casino porphyry copper-gold-molybdenum property is located in west-central Yukon. The results of the pre-feasibility study were announced in June 2008.

On August 9, 2007, Western Copper exercised its option on the Casino property. As a result, the Company acquired the mineral claims that comprise the Casino property in exchange for a $1 million cash payment to Great Basin Gold Ltd.

Should it make a production decision, Western Copper is required to make an additional cash payment of $1 million to Great Basin Gold Ltd.

The claims are also subject to a 5% net profits interest.

c)	Hushamu (100% - British Columbia, Canada)

The Hushamu property consists of three blocks of mineral claims in a prospective copper/gold porphyry belt located on northern Vancouver Island. The mineral claim blocks are referred to as the Hushamu claims, the Apple Bay claims, and the Rupert Block.

Should a production decision be made on the Hushamu claims, Western Copper is required to make a cash payment of $1 million to an unrelated third party within 60 days of the production decision. These mineral claims are also subject to a 10% net profits interest.

Western Copper Corporation
Notes to the Consolidated Financial Statements (unaudited)
September 30, 2008

(expressed in Canadian dollars)

On January 31, 2008, Western Copper made the final payment required under its option agreement with Electra Gold Ltd. (“Electra”) in the amount of $80,000. As a result, the Company acquired 100% interest in the Apple Bay mineral claims previously held by Electra. Should a production decision be made on the Apple Bay claims, Western Copper is required to pay $800,000 in cash or in Western Copper stock to Electra. The payment method is at the election of Western Copper.

Electra maintains the right to explore the Apple Bay claims for non-metallic minerals.

On August 25, 2008, Western Copper signed an option and joint venture agreement with IMA Exploration Inc. (“IMA”) that gives IMA the option to earn a 70% interest in the Hushamu property. Pursuant to the terms of the agreement, IMA has agreed to expend a minimum of $1.9 million in the first year of a three year option period. Over years two and three IMA is required to spend an additional $13.1 million towards the completion of a pre-feasibility report on the Hushamu deposit located on the Hushamu claim block. These expenditures, a total of $15 million, and the completion of a pre-feasibility report will earn IMA a 49% interest in the project. IMA can earn an additional 16% by funding a subsequent feasibility study by the end of the fourth year and an additional 5% by completing mine permitting. The option period began on the execution date of the option and joint venture agreement.

d)	Redstone (100% - Northwest Territories, Canada)

The Redstone property comprises five mining leases and 55 mineral claims.

Should production be achieved, the five mining leases are subject to a net smelter royalty of between 3-4% depending on the monthly average of the final daily spot price of copper reported on the New York Commodities Exchange relating to each production month, as follows:

• 3% if the price is less than, or equal to US$0.75 per pound;
• 3.5% if the price is greater than US$0.75 per pound, but less than or equal to US$1.00 per pound; and
• 4% if the price is greater than US$1 per pound.

e)	Sierra Almoloya (100% - Chihuahua, Mexico)

The Sierra Almoloya property is located in the state of Chihuahua, Mexico.

A small number of claims were subject to a US$200,000 option payment due to a third party on April 20, 2008. The Company has decided not to exercise its option on those claims.

A portion of the claims is subject to a 1% net smelter royalty.

Western Copper Corporation
Notes to the Consolidated Financial Statements (unaudited)
September 30, 2008

(expressed in Canadian dollars)

6	Share capital and contributed surplus

a)	Share capital

Authorized	Unlimited Class A voting shares with a par value of $0.00001
Unlimited common shares without par value
Unlimited number of preferred shares without par

Issued and outstanding	72,819,036 common shares

b)	Contributed surplus

The contributed surplus balance includes amounts paid by the Company’s predecessor to finance its copper business from 1989, when the rights to the Carmacks Copper Project claims were acquired, to May 3, 2006, when those rights were transferred to Western Copper. At September 30, 2008 and December 31, 2007, contributed surplus includes $21,570,251 relating to the activities of Western Copper’s predecessor.

Other than the historical balance described above, the Company’s contributed surplus represents the fair value of stock options and warrants recorded over their vesting period. The fair value of stock options and warrants is transferred to share capital when the stock options or warrants are exercised. In the event that stock options are cancelled or forfeited prior to vesting, the associated fair value recorded to date is reversed from the statement of loss or balance sheet item to which the fair value was originally charged in the period in which the stock options are cancelled or forfeited. The fair value of any vested stock option that expires remains in contributed surplus. The fair value of any warrant that expires also remains in contributed surplus.

c)	Capital Disclosure

The Company manages its common shares and stock options as capital. As the Company is in the exploration stage, its principal source of funds is from the issuance of common shares. It is the Company’s objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop its projects for the benefit of its stakeholders. The Company is not subject to any externally imposed capital requirement.

Western Copper Corporation
Notes to the Consolidated Financial Statements (unaudited)
September 30, 2008

(expressed in Canadian dollars)

7	Stock options and warrants

	a)	Stock options

Based on the Company’s Stock Option Plan, the Company may issue stock options for the purchase of up to 10% of issued capital. The exercise price of the stock options shall be greater than, or equal to, the market value of the Company’s common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At September 30, 2008, the Company could issue an additional 3,475,070 stock options.

A summary of the Company’s outstanding stock options at September 30, 2008 and the changes for the period then ended, is presented below:

	Stock	Weighted average
	options	exercise price
		$
Balance - December 31, 2007		3,261,834
Granted
Exercised	(50,000)
Expired	(225,000)

Balance - September 30, 2008	3,806,834	1.51

Stock options outstanding at September 30, 2008 are as follows:

Exercise	Stock options	Weighted average	Average remaining
price	outstanding	exercise price	contractual life
$		$	(years)

0.36-0.88	861,834	0.83	1.16
1.25	945,000	1.25	4.32
1.39	150,000	1.39	4.85
1.88	590,000	1.88	3.53
2.00	1,260,000	2.00	2.43

	3,806,834	1.51	2.88

Of the total stock options granted and outstanding, 2,543,498 were vested and exercisable at September 30, 2008. The weighted average exercise price of vested stock options is $1.53.

Western Copper Corporation
Notes to the Consolidated Financial Statements (unaudited)
September 30, 2008

(expressed in Canadian dollars)

b)	Stock-based compensation

The fair value of all stock options granted by the Company to employees, and non-employees, is treated as compensation costs in accordance with CICA Handbook section 3870 Stock-based Compensation. These costs are charged to the statement of loss or, if appropriate, are capitalized to mineral properties over the stock option vesting period. The Company’s allocation of stock-based compensation is consistent with its treatment of other types of compensation for each recipient.

Stock-based compensation has been allocated to the following line items:

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007
	$	$	$	$

Statement of loss, comprehensive loss,
and deficit

EXPLORATION	-	-	-	106,715

ADMINISTRATIVE EXPENSES
Office and administration	99,049	188,113	304,725	573,447
Promotion and travel	11,295	14,902	25,689	41,526

	110,344	203,015	330,414	721,688
Balance sheet

MINERAL PROPERTIES
Carmacks Copper Project	29,192	72,965	90,148	120,863
Casino	43,899	20,515	93,324	33,211
Hushamu	-	12,946	1,383	30,770
Redstone	-	2,071	2,288	7,984

	73,091	108,497	187,143	192,828

	183,435	311,512	517,557	914,516

The value of stock-based compensation awards is determined at the time of grant using the Black-Scholes option pricing model.

On August 5, 2008, Western Copper granted 150,000 stock options to an employee at $1.39 per share. The fair value of these stock options totalled $140,100. This value was calculated using the Black-Scholes option pricing model and the following assumptions:

Expected stock price volatility	81.9%
Expected option term, in years	5.0
Average risk-free interest rate	3.33%
Expected dividend yield	-

Western Copper Corporation
Notes to the Consolidated Financial Statements (unaudited)
September 30, 2008

(expressed in Canadian dollars)

On June 24, 2008, Western Copper granted 670,000 stock options to employees and directors at $1.25 per share. The fair value of these stock options totalled $469,000. This value was calculated using the Black-Scholes option pricing model and the following assumptions:

Expected stock price volatility	78.3%
Expected option term, in years	5.0
Average risk-free interest rate	3.24%
Expected dividend yield	-

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and/or warrants granted and/or vested during the period.

c)	Warrants

The Company’s warrants expired on May 3, 2008. A summary of the changes in warrants outstanding for the period ended September 30, 2008, is presented below:

	Warrants outstanding	Exercise price
		$
Balance - December 31, 2007	2,562,979	3.50
Expired	(2,562,979)	3.50

Balance - September 30, 2008	-	-

The value of warrants is determined by using the Black-Scholes option pricing model and is determined at the time the warrants are issued.

8	Commitments

The Company has an agreement to lease office space which expires October 31, 2009. The total amount of payments remaining during the course of the agreement is $293,838, of which $271,235 is due over the next 12 months. The remaining $22,603 is due on October 1, 2009.

The Company has an agreement to lease office space in the Yukon which expires November 30, 2011. The total amount of payments remaining during the course of the agreement is $69,984, of which $19,440 is due over the next 12 months. The remaining $50,544 is due from October 1, 2009 to November 30, 2011.

Mineral property commitments are described in note 5.

Western Copper Corporation
Notes to the Consolidated Financial Statements (unaudited)
September 30, 2008

(expressed in Canadian dollars)

9	Related party transactions

During the nine months ended September 30, 2008, the Company charged overhead expenses to one of its directors in the amount of $5,511 (2007 - $5,464). The Company credited this amount against office and administration expenses on the statement of loss.

Related party transactions are measured at the exchange amount.

10	Segmented information

	a)	Industry information

The Company operates in one reportable operating segment: the acquisition, exploration, and future development of resource properties.

	b)	Geographic information

All interest is earned in Canada.

The Company’s mineral properties are located in Canada and Mexico. The geographical breakdown of mineral properties is shown in note 5. All other non-current assets are held in Canada.

11	Financial instruments

	a)	Designation

Western Copper has designated its financial instruments as follows:

		i)	Cash and cash equivalents are classified as “Available-for-Sale” and are recorded at their fair value;

		ii)	Other receivables are classified as “Loans and Receivables”. These financial assets are recorded at their amortized cost using the effective interest method; and

		iii)	Accounts payable and accrued liabilities are classified as “Other Financial Liabilities”. These financial liabilities are recorded at their amortized cost using the effective interest method.

	b)	Fair value

Due to the short-term nature of other receivables and accounts payable and accrued liabilities, the Company estimates that their carrying value approximates their fair value.

Western Copper Corporation
Notes to the Consolidated Financial Statements (unaudited)
September 30, 2008

(expressed in Canadian dollars)

c)	Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents. The Company deposits cash and cash equivalents with high credit quality financial institutions located in Canada.

d)	Currency risk

The majority of the Company’s expenditures are incurred in Canadian dollars. To limit its exposure to currency risk, the Company maintains the majority of its cash and cash equivalents in Canadian dollars.